EXHIBIT 23

CONSENT OF WIPFLI LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 33-62241) on Form S-8 of Badger Meter Employee Savings and Stock Ownership Plan of our report dated June 22, 2026, with respect to the statements of net assets available for benefits of Badger Meter Employee Savings and Stock Ownership Plan as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related supplemental schedules as of December 31, 2025, which report appears in the December 31, 2025 annual report on Form 11-K of Badger Meter Employee Savings and Stock Ownership Plan.

/s/ Wipfli LLP

Milwaukee, Wisconsin

June 22, 2026